UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Akouos, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00973J101

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,511,683 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,511,683 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,683 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.8% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”),  5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,511,683 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,511,683 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,683 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM V.  Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,094,101 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,094,101 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,101 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 00973J101	13D

1.	Name of Reporting Persons 5AM Opportunities I (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,094,101 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,094,101 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,101 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.4% (3)
14.	Type of Reporting Person (see instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 1,094,101 shares held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Dr. Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,605,784 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,605,784 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,784 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,511,683 shares held by 5AM V; and (ii) 1,094,101 shares held by 5AM Opportunities.  Dr. Rocklage, Schwab and Dr. Parmar, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,605,784 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,605,784 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,605,784 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.2% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,511,683 shares held by 5AM V; and (ii) 1,094,101 shares held by 5AM Opportunities.  Schwab, Dr. Rocklage and Dr. Parmar, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

CUSIP No. 12674W109	13D

1.	Name of Reporting Persons Dr. Scott M. Rocklage
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC Use Only
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,511,683 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,511,683 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,683 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The shares held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3) This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

Explanatory Note:    This 13D relates to shares of Common Stock, $0.0001 par value (“Common Stock”), of Akouos, Inc.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of Akouos, Inc., a Delaware corporation organized under the laws of the state of Delaware (the “Issuer” or “Akouos”). The address of the principal executive offices of the Issuer is 645 Summer Street, Suite 200, Boston, Massachusetts 02210.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

This Schedule 13D is filed by 5AM Partners V, LLC (“5AM Partners V”), 5AM Ventures V, L.P. (“5AM V”),  5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab, and Dr. Parmar, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

The principal business and principal business office of the Reporting Persons is 501 2nd Street, Suite 350, San Francisco, CA 94107.

(c)                                  The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a Managing Member of 5AM Partners V, which is the general partner of 5AM V.  Schwab and Dr. Parmar serve as Managing Members of 5AM Opportunities GP, which is the general partner of 5AM Opportunities.

(d)                                 During the last five years, none of the Reporting Persons has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of 5AM Partners V, 5AM V, 5AM Opportunities and 5AM Opportunities GP are organized in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) the Reporting Persons purchased from the Issuer in a series of private transactions, 10,826,417 shares of the Issuer’s Series Seed Preferred Stock, 42,102,730 shares of the Issuer’s Series A Preferred Stock and 37,930,671 shares of the Issuer’s Series B Preferred for an approximate aggregate purchase price of $35 million. Upon closing of the IPO, the shares of Series Seed Preferred Stock of the Reporting Persons automatically converted into shares of Common Stock of the Issuer on a 21.073-for-1 basis, the shares of Series A Preferred Stock of the Reporting Persons automatically converted into shares of Common Stock of the Issuer on a 21.073-for-1 basis and the Series B Preferred Stock held by the Reporting Persons automatically converted into shares of Common Stock of the Issuer on a 21.073-for-1 basis, resulting in the Reporting Persons holding a total of 4,311,667 shares of Common Stock before giving effect to purchases in the IPO. In addition, at the time of the IPO, 5AM Opportunities purchased an aggregate 294,117 shares of Common

Stock of the Issuer at the IPO price of $17.00 per share.  The Reporting Persons hold an aggregate of 4,605,784 shares of Common Stock of the Issuer as of June 30, 2020.

Item 4.         Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.  Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.         Interest in Securities of the Issuer

(a) — (b). The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 30, 2020:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
5AM V	3,511,683	0	3,511,683	0	3,511,683	3,511,683	10.8%
5AM Partners V (1)	0	0	3,511,683	0	3,511,683	3,511,683	10.8%
5AM Opportunities	1,094,101	0	1,094,101	0	1,094,101	1,094,101	3.4%
5AM Opportunities GP (2)	0	0	1,094,101	0	1,094,101	1,094,101	3.4%
Dr. Parmar (1)(2)	0	0	4,605,784	0	4,605,784	4,605,784	14.2%
Schwab (1) (2)	0	0	4,605,784	0	4,605,784	4,605,784	14.2%
Dr. Rocklage (1)	0	0	3,511,683	0	3,511,683	3,511,683	10.8%

(1)         Includes 3,511,683 shares of Common Stock held by 5AM V.  Dr. Parmar, Schwab and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)         Includes 1,094,101 shares of Common Stock held by 5AM Opportunities.  Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)         This percentage is calculated based upon 32,481,704 shares of common stock outstanding of Akouos, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 26, 2020.

(c)          Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights

5AM V and certain other holders of shares of the Common Stock entered into an amended and restated investors’ rights agreement dated as of February 27, 2020, or the investors’ rights agreement, with holders of our preferred stock. Beginning six months after the closing of the IPO, holders of a total of 18,969,672 shares of the Issuer’s common stock will have the right to require the Issuer to register these shares under the Securities Act under specified circumstances (“Registrable Securities”). After registration pursuant to these rights, the Registrable Securities will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Beginning 180 days after the effective date of the Issuer’s registration statement, subject to specified limitations set forth in the investors’ rights agreement, at any time, the holders of at least 40% of the then outstanding Registrable Securities may demand that the Issuer register at least 40% of the Registrable Securities then outstanding under the Securities Act for purposes of a public offering. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

In addition, subject to specified limitations set forth in the investors’ rights agreement, at any time after the Issuer became eligible to file a registration statement on Form S-3, holders of at least 25% of the Registrable Securities then outstanding may request that the Issuer register their Registrable Securities on Form S-3 for purposes of a public offering for which the anticipated aggregate public offering price would exceed, net of selling expenses, $5.0 million. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of the IPO, the Issuer proposes to register for its own account any of its securities under the Securities Act, the holders of Registrable Securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require the Issuer to register all or a portion of the registrable securities then held by them in that registration. The Issuer has the right to terminate or withdraw any registration initiated by it before the effective date of such registration.

Lock-Up Agreements

The Reporting Persons have entered into a lock-up agreement with the underwriters of the IPO pursuant to which the Reporting Persons have generally agreed not to, for a period ending 180 days after June 25, 2020, without the prior written consent of BofA Securities, Inc., Cowen and Company, LLC and Piper Sandler & Co., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any securities so owned convertible into or exercisable or exchangeable for Common Stock, or make any public announcement of an intention to do any of the foregoing, or (2) enter into any swap or other arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of Common Stock, whether any transaction described above is to be settled by delivery of Common Stock or other securities, in cash or otherwise in each case, subject to certain exceptions.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the lock-up agreement are not complete and are qualified in their entirety by reference to the text of the Investors’ Rights Agreement and form of lock-up agreement, which are filed herewith as Exhibits B and C, respectively, and incorporated herein by reference.

Other than as described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

A.                                    Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.                                    Amended and Restated Investors’ Rights Agreement, dated February 27, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-238977), filed with the SEC on June 22, 2020).

C.                                    Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-238977), filed with the SEC on June 22, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2020

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM OPPORTUNITIES I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Akouos, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 10, 2020

5AM VENTURES V, L.P.

By:	5AM Partners V, LLC,
its General Partner

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM PARTNERS V, LLC

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage
Managing Member

5AM OPPORTUNITIES I, L.P.

By:	5AM Opportunities I (GP), LLC,
its General Partner

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

5AM OPPORTUNITIES I (GP), LLC

By:	/s/ Dr. Kush Parmar
Dr. Kush Parmar
Managing Member

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Andrew J. Schwab
Andrew J. Schwab